Exhibit 99.1

NexGen Drills Most Off-Scale to Date in A3 Shear and Expands Arrow with Extensive Zones of Mineralization Across Key Growth Areas

VANCOUVER, Oct. 2, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE:NXE) is pleased to report radioactivity results for 22 holes as part of the on-going summer drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.  An additional diamond drill rig was brought into operation to assess the recently discovered South Arrow zone, which is located 400 m south of the Arrow Deposit.

Eight diamond drill rigs are now active at the Arrow Deposit and South Arrow with infill, step-out and exploration drilling underway.  In addition, one sonic drill rig testing subsurface conditions as part of the pre-feasibility geotechnical study has successfully completed its work. Additional geotechnical drilling continues utilizing a diamond drill rig.  Initial geotechnical drilling discovered an interval of semi-massive pitchblende mineralization 130 m northwest and up-dip from the A1 mineral resource domain.

A3 High Grade Domain Infill Drilling

•	Infill hole AR-17-147c3 intersected 79.5 m of total composite mineralization including 17.35 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 114.5 m section (542.0 to 656.5 m). This intersection is the most extensive off-scale radioactivity intersected in the A3 shear to date (see Figure 1).
•	Infill hole AR-17-147c4 intersected 67.5 m of total composite mineralization including 5.45 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 182.0 m section (588.0 to 770.0 m).
•	Infill hole AR-17-155c2 intersected 41.0 m of total composite mineralization including 5.15 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 100.0 m section (486.5 to 586.5 m).

Expansion in the Southwest and Northeast Gaps

In the resource growth areas of the southwest and northeast gaps, broad zones of mineralization including off-scale radioactivity have been intersected throughout (Figure 2).

•	Step-out hole AR-17-129c5 intersected 71.0 m of total composite mineralization including 5.85 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 295.0 m section (616.5 to 911.5 m) in the A2 through A5 shears in the northeast gap.
•	Step-out hole AR-17-156c1 intersected 38.0 m of total composite mineralization including 3.0 m of total composite off-scale radioactivity (>10,000 to 30,500 cps) within a 87.0 m section (657.0 to 744.0 m) in the A3 and A4 shears in the southwest gap.
•	Step-out hole AR-17-146c2 intersected 36.0 m of total composite mineralization including 2.55 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 121.0 m section (661.5 to 782.5 m) in the A3 and A4 shears in the southwest gap.

Geotechnical Drilling

Geotechnical drilling testing subsurface conditions as part of the pre-feasibility study has intersected uranium mineralization northwest of the A1 shear indicating the potential for additional shears to the northwest (see Figure 3).

•	Geotechnical hole GAR-17-001 intersected 34.5 m of total composite mineralization including 0.9 m of continuous off-scale radioactivity (>10,000 to 54,000 cps) within a 265.5 m section (272.0 to 537.5 m).

Arrow Activities & Financial

•	The eight diamond drill rig summer development and exploration program consisting of an expanded 35,000 m of drilling continues to be fully operational.
•	Multiple advanced technical studies including geotechnical drilling, hydrogeological work, environmental and metallurgy are underway.
•	The Company has cash on hand of approximately $185 million.

Longitudinal sections, a cross section view of GAR-17-001, and drill hole locations are shown in Figures 1 to 4.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: "The summer drill program's objectives of increasing indicated mineral resources through infill, and inferred mineral resources through step-outs continue to be achieved.  An important characteristic of the basement-hosted Arrow Deposit is its high degree of continuity in grade and thickness, which continues to be observed across the Deposit including in the A3 High Grade Domain where we expect a high conversion of inferred to indicated mineral resources.  Expansion is also clearly evident through step-out drilling in the A4 shear, southwest and northeast gaps as well as the potential for a new shear to the northwest of the A1.

Leigh Curyer, Chief Executive Officer, commented: "These latest results which include the most extensive off-scale mineralization seen to date in the A3 shear highlights considerable future drilling is required to determine the full extent of Arrow.  Infill drilling continues to demonstrate the intensity of mineralization often increases which is significant from a mine optimization planning perspective. Further, pre-feasibility study programs incorporating advanced engineering and environmental work is in full flight.  Together, with the increase in drilling focus on the exciting South Arrow Discovery, NexGen is at an exciting stage of development."

Table 1: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-17-129c5	327	-70	960.50	N/A	616.50	617.00	0.50	<500 - 570
					655.00	657.50	2.50	<500 - 2500
					692.50	693.00	0.50	4600 - >61000
					728.50	730.00	1.50	<500 - 10500
					740.00	740.50	0.50	<500 - 9100
					748.50	751.50	3.00	<500 - 22000
					754.00	754.50	0.50	<500 - 9400
					757.50	761.00	3.50	<500 - >61000
					766.00	774.00	8.00	<500 - >61000
					777.50	781.00	3.50	<500 - >61000
					784.50	789.50	5.00	<500 - 5000
					793.00	800.00	7.00	<500 - 2800
					803.50	804.00	0.50	<500 - 700
					812.00	814.50	2.50	<500 - 2500
					851.50	875.00	23.50	<500 - 57000
					878.50	879.00	0.50	<500 - 1100
					882.00	888.50	6.50	<500 - 13000
					891.50	892.00	0.50	<500 - 2200
					901.50	902.00	0.50	<500 - 1100
					911.00	911.50	0.50	<500 - 580
AR-17-129c6	327	-70	876.50	N/A	595.00	595.50	0.50	<500 - 830
					710.50	711.00	0.50	<500 - 680
					735.50	736.00	0.50	<500 - 820
					778.00	778.50	0.50	<500 - 740
					817.00	817.50	0.50	<500 - 550
AR-17-129c7	327	-70	960.50	N/A	650.00	650.50	0.50	<500 - 780
					668.00	669.00	1.00	<500 - 670
					675.50	678.50	3.00	<500 - 36000
					704.50	705.50	1.00	<500 - 8700
					731.00	731.50	0.50	<500 - 55000
					736.00	737.00	1.00	<500 - 660
					765.50	766.00	0.50	<500 - 650
					783.00	789.00	6.00	<500 - 58000
					791.50	795.00	3.50	<500 - 1500
					804.00	804.50	0.50	<500 - 2100
					807.00	813.00	6.00	<500 - 3600
					815.50	818.50	3.00	<500 - 1500
					829.50	831.00	1.50	<500 - 2000
					856.50	857.00	0.50	<500 - 1400
AR-17-143c2	147	-70	729.50	N/A	562.00	562.50	0.50	<500 - 1400
AR-17-143c3	147	-70	974.00	N/A	662.00	664.00	2.00	<500 - 1300
					668.00	673.00	5.00	<500 - 4500
					677.00	677.50	0.50	<500 - 1000
					682.00	699.00	17.00	<500 - 11000
					702.00	704.50	2.50	<500 - 1600
					712.00	713.50	1.50	<500 - 3500
					742.50	743.00	0.50	<500 - 2600
					772.50	773.00	0.50	<500 - 2600
					813.00	813.50	0.50	<500 - 790
					856.00	860.00	4.00	<500 - 1300
					863.50	864.00	0.50	<500 - 830
					866.50	868.50	2.00	<500 - 3100
					885.50	886.00	0.50	<500 - 670
					924.00	928.00	4.00	<500 - 37000
					930.50	934.00	3.50	<500 - >61000
					938.00	938.50	0.50	600 - 3900
AR-17-146c1	327	-70	910.50	110.40	630.50	631.50	1.00	<500 - 11000
					686.00	688.00	2.00	<500 - 45000
					691.00	695.00	4.00	<500 - 7800
					697.50	703.00	5.50	<500 - 2000
					705.50	709.50	4.00	<500 - 5800
					721.50	732.00	10.50	<500 - 15000
					734.50	735.50	1.00	<500 - 2500
					739.50	744.00	4.50	<500 - 2300
					754.00	755.50	1.50	<500 - 3000
					765.50	768.50	3.00	<500 - 3100
					795.50	797.00	1.50	<500 - 800
AR-17-146c2	327	-70	907.00	N/A	661.50	663.00	1.50	<500 - 10100
					687.00	688.00	1.00	<500 - 550
					694.50	699.00	4.50	<500 - 9100
					704.50	705.50	1.00	700 - 6300
					736.50	739.50	3.00	<500 - 830
					742.00	742.50	0.50	<500 - 1200
					747.50	763.50	16.00	<500 - 37000
					767.00	772.50	5.50	<500 - 1450
					777.00	778.00	1.00	<500 - 30000
					780.50	782.50	2.00	<500 - >61000
AR-17-146c3	327	-70	993.50	N/A	677.00	677.50	0.50	<500 - 700
					709.00	709.50	0.50	<500 - 2300
					722.50	723.50	1.00	<500 - 9200
					728.00	732.50	4.50	<500 - 2200
					744.00	745.00	1.00	<500 - 2100
					753.00	763.00	10.00	<500 - 15000
					765.50	768.00	2.50	<500 - 1160
					770.50	772.50	2.00	<500 - 1250
					777.00	777.50	0.50	<500 - 550
					783.50	784.00	0.50	<500 - 1200
					789.00	804.50	15.50	<500 - 12600
					807.00	819.50	12.50	<500 - 7300
					825.50	826.00	0.50	<500 - 560
					912.50	913.00	0.50	<500 - 540
					946.00	946.50	0.50	<500 - 950
					954.00	956.00	2.00	<500 - 1170
					964.00	964.50	0.50	<500 - 1440
AR-17-147c1	327	-70	621.50	133.90	454.00	454.50	0.50	<500 - 3000
					492.50	495.50	3.00	<500 - 50000
					510.00	511.00	1.00	<500 - 11000
					515.00	515.50	0.50	<500 - 1800
					521.00	525.00	4.00	<500 - 45000
					532.50	536.50	4.00	<500 - 24400
					541.50	545.00	3.50	<500 - 25500
					556.50	567.50	11.00	<500 - >61000
					572.00	573.00	1.00	<500 - 9000
					576.00	592.00	16.00	<500 - >61000
					599.00	599.50	0.50	<500 - 1400
					606.00	607.00	1.00	<500 - 1200
AR-17-147c2	327	-70	660.50	133.90	454.50	455.00	0.50	<500 - 1300
					498.50	499.50	1.00	1000 - 12000
					530.00	530.50	0.50	700 - 10300
					534.00	534.50	0.50	<500 - 7000
					544.50	549.50	5.00	<500 - 25000
					560.00	563.00	3.00	<500 - 22000
					566.00	569.00	3.00	<500 - 6300
					580.50	581.50	1.00	<500 - 550
					592.00	593.00	1.00	<500 - 5500
					605.00	612.50	7.50	<500 - 58000
					618.50	619.00	0.50	<500 - 1000
					624.00	626.00	2.00	<500 - 1800
					629.50	630.50	1.00	<500 - 650
AR-17-147c3	327	-70	682.50	133.90	454.50	455.50	1.00	<500 - 2000
					499.50	501.00	1.50	<500 - 12000
					515.50	516.00	0.50	<500 - 530
					528.50	529.50	1.00	<500 - 9500
					536.50	539.50	3.00	<500 - 3000
					542.00	543.00	1.00	<500 - 2500
					546.50	552.00	5.50	<500 - 18600
					554.50	563.50	9.00	<500 - 23000
					573.00	573.50	0.50	<500 - 540
					579.50	587.00	7.50	<500 - 43000
					597.50	648.50	51.00	<500 - >61000
					651.50	656.50	5.00	<500 - 1200
AR-17-147c4	327	-70	870.50	133.90	522.50	527.00	4.50	<500 - 9950
					529.50	530.00	0.50	<500 - 4600
					560.00	561.50	1.50	<500 - 11000
					574.00	574.50	0.50	<500 - 670
					588.00	593.50	5.50	<500 - 18000
					614.50	615.50	1.00	<500 - 2000
					618.00	626.00	8.00	<500 - 37000
					628.50	630.00	1.50	<500 - 20000
					632.50	648.00	15.50	<500 - >61000
					655.00	660.50	5.50	<500 - 1360
					668.00	668.50	0.50	<500 - 760
					691.00	691.50	0.50	<500 - 750
					695.00	696.00	1.00	<500 - 1100
					713.00	715.00	2.00	<500 - 1100
					717.50	723.50	6.00	<500 - 1700
					729.00	732.00	3.00	<500 - 1800
					752.50	770.00	17.50	<500 - 7600
					792.50	794.50	2.00	<500 - 2550
					804.50	814.00	9.50	<500 - 16000
					848.50	853.00	4.50	<500 - 760
AR-17-148c1	327	-70	1054.00	N/A	505.00	505.50	0.50	<500 - 1200
					682.00	682.50	0.50	<500 - 1200
					689.00	690.00	1.00	<500 - 1700
					699.50	711.00	11.50	<500 - >61000
					733.00	735.50	2.50	<500 - 5500
					756.50	757.00	0.50	<500 - 700
					759.50	765.50	6.00	<500 - 1900
					768.50	771.50	3.00	<500 - 1200
					774.00	777.00	3.00	<500 - 3500
					791.00	794.00	3.00	<500 - 570
					797.00	798.50	1.50	<500 - 900
					802.00	805.50	3.50	<500 - 27000
					808.50	815.50	7.00	<500 - 24000
					969.50	973.00	3.50	<500 - 600
					976.00	977.50	1.50	<500 - 1100
					980.50	981.00	0.50	<500 - 580
					983.50	984.00	0.50	<500 - 530
					990.50	991.50	1.00	<500 - 600
AR-17-148c2	327	-70	1044.50	N/A	693.50	694.00	0.50	<500 - 980
					705.50	706.00	0.50	<500 - 4700
					711.50	712.50	1.00	<500 - 3400
					715.00	715.50	0.50	<500 - 700
					718.50	729.50	11.00	<500 - 10500
					739.50	741.50	2.00	<500 - 2600
					746.00	747.00	1.00	<500 - 1400
					753.00	754.00	1.00	<500 - 1000
					757.00	768.00	11.00	<500 - 1400
					777.00	777.50	0.50	<500 - 630
					788.00	789.00	1.00	530 - 2100
					791.50	795.00	3.50	<500 - 770
					805.50	806.00	0.50	<500 - 530
					816.50	817.00	0.50	<500 - 1000
					827.00	827.50	0.50	<500 - 540
					831.50	837.00	5.50	<500 - 15000
					841.00	841.50	0.50	<500 - 820
					879.50	880.50	1.00	<500 - 1000
					894.50	895.00	0.50	<500 - 1000
					907.50	908.00	0.50	<500 - 1000
					934.50	938.50	4.00	<500 - 1300
					942.00	942.50	0.50	<500 - 630
					945.50	946.00	0.50	<500 - 650
					950.00	953.50	3.50	<500 - 1100
AR-17-149c1	345	-70	1014.50	134.90	618.50	619.50	1.00	<500 - 4400
					627.00	630.50	3.50	<500 - 4800
					636.00	636.50	0.50	<500 - 1400
					643.00	647.50	4.50	<500 - 29000
					693.00	701.50	8.50	<500 - 1390
					713.50	720.00	6.50	<500 - 48000
					764.00	765.00	1.00	<500 - 850
					794.00	795.50	1.50	<500 - 7000
					798.50	799.50	1.00	<500 - 3000
					859.00	860.00	1.00	<500 - 750
					869.00	873.50	4.50	<500 - 7000
AR-17-149c2	345	-70	897.50	134.90	623.00	625.00	2.00	<500 - 52000
					638.00	638.50	0.50	<500 - 700
					670.00	670.50	0.50	<500 - 1300
					674.00	674.50	0.50	<500 - 880
					679.50	680.00	0.50	<500 - 730
					688.50	699.50	11.00	<500 - 13000
					731.50	735.00	3.50	<500 - 12600
					763.00	765.00	2.00	<500 - 6500
AR-17-154c1	327	-70	854	120.6	419.00	419.50	0.50	<500 - 680
					594.00	594.50	0.50	<500 - 1800
					598.00	598.50	0.50	<500 - 3360
					606.50	607.00	0.50	<500 - 850
					613.00	616.50	3.50	<500 - 8700
					626.00	628.00	2.00	<500 - 1600
					633.50	637.00	3.50	<500 - 1000
					643.00	643.50	0.50	<500 - 510
					646.00	646.50	0.50	<500 - 505
					678.00	679.00	1.00	<500 - 3600
					703.50	704.00	0.50	<500 - 1600
					706.50	708.00	1.50	<500 - 3600
					717.00	733.50	16.50	<500 - >61000
					736.50	737.50	1.00	<500 - 900
AR-17-154c2	327	-70	849.5	120.6	612.00	612.50	0.50	<500 - 1400
					620.50	621.00	0.50	<500 - 510
					737.50	738.00	0.50	<500 - 2200
AR-17-155c1	327	-70	828.5	128.6	422.50	423.50	1.00	<500 - 1000
					426.00	426.50	0.50	<500 - 550
					430.00	431.00	1.00	<500 - 2200
					505.00	505.50	0.50	<500 - 810
					509.50	510.00	0.50	800 - 18000
					513.50	518.00	4.50	<500 - 12000
					520.50	524.00	3.50	<500 - 13000
					531.00	532.00	1.00	<500 - 25000
					536.50	537.50	1.00	<500 - 6800
					547.00	556.50	9.50	<500 - 23000
					577.00	577.50	0.50	<500 - 2800
					584.00	586.00	2.00	<500 - 4700
					589.50	590.00	0.50	<500 - 900
					606.00	615.00	9.00	<500 - 1600
					620.00	630.00	10.00	<500 - 1200
					637.00	637.50	0.50	<500 - 510
					646.50	647.00	0.50	<500 - 520
					681.00	690.00	9.00	<500 - 3100
					693.00	698.00	5.00	<500 - 6300
					702.50	703.00	0.50	<500 - 2200
					705.50	706.50	1.00	<500 - 1550
					723.00	723.50	0.50	<500 - 780
					733.00	734.50	1.50	<500 - 2800
AR-17-155c2	327	-70	600.5	128.6	458.50	459.50	1.00	<500 - 920
					463.00	464.00	1.00	<500 - 3200
					466.50	477.50	11.00	<500 - 37000
					480.00	481.50	1.50	<500 - 2400
					486.50	487.00	0.50	<500 - 5350
					490.00	492.00	2.00	<500 - 21000
					501.00	501.50	0.50	<500 - 510
					504.00	505.00	1.00	<500 - 21000
					511.50	515.00	3.50	<500 - 16000
					519.00	520.00	1.00	<500 - 2600
					522.50	530.00	7.50	<500 - 49600
					534.00	534.50	0.50	<500 - 1900
					537.00	538.50	1.50	<500 - 6000
					542.50	545.00	2.50	<500 - 3200
					551.00	552.00	1.00	<500 - 3600
					560.50	578.00	17.50	<500 - >61000
					584.50	586.50	2.00	<500 - 950
AR-17-1556c1	327	-70	858.5	N/A	657.50	662.00	4.50	<500 - 12900
					664.50	665.00	0.50	<500 - 1300
					671.50	674.00	2.50	<500 - 21000
					676.50	703.00	26.50	<500 - 30500
					707.50	711.00	3.50	<500 - 3600
					743.50	744.00	0.50	<500 - 560
GAR-17-001	327	-70	597.1	115	272.00	277.00	5.00	<500 - 1150
					280.00	301.00	21.00	<500 - 2300
					417.50	419.50	2.00	<500 - 700
					493.50	494.00	0.50	<500 - 700
					531.50	537.50	6.00	<500 - 54000

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	All depths and intervals are meters downhole, true thicknesses are yet to be determined. Resource modelling in conjunction with an updated mineral resource estimate is required before true thicknesses can be estimated.
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	"Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Arrow Deposit Drilling

AR-17-129c5

Hole AR-17-129c5 was a directional hole that departed its pilot hole at a depth of 471 m. This step-out hole was designed to test the A4 shear approximately 50 m up-dip of AR-17-129c1. Directional drilling was initiated at 486 m. The A3 and A4 shears were both intersected at an inclination of -60°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A3 and A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, foliation, and fracture-controlled mineralization. A total composite mineralization of 71.0 m including 5.85 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 295.0 m section (616.5 to 911.5 m). In the A3 shear, 49.0 m of composite mineralization including 2.35 m of off-scale radioactivity was intersected. In the A4 shear, 17.0 m of composite mineralization including 3.1 m of off-scale radioactivity was intersected. An additional 1.5 m of composite mineralization was intersected in the A2 shear and 3.5 m of composite mineralization including 0.4 m of off-scale radioactivity was intersected in the A5 shear. The hole was terminated at 960.5 m.

AR-17-129c6

Hole AR-17-129c6 was a directional hole that departed its pilot hole at a depth of 504 m. This step-out hole was designed to test A4 shear 50 m down-dip and northeast of AR-15-57c2. Directional drilling was initiated at 516 m. The A4 shear was intersected at an inclination of -64°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A3 and A4 shears). Anomalous radioactivity was intersected in the A4 shear in association with disseminated and fracture-controlled uranium mineralization. A total composite mineralization of 2.5 m was intersected within a 222.5 m section (595.0 to 817.5 m). In the A4 shear, 2.0 m of composite mineralization was intersected. An additional 0.5 m of mineralization was intersected in the A5 shear. The hole was terminated at 876.5 m.

AR-17-129c7

Hole AR-17-129c7 was a directional hole that departed its pilot hole at a depth of 255 m. This step-out hole was designed to test A4 shear 15 m up-dip and northeast of AR-15-57c3. Directional drilling was initiated at 268 m. The A3 and A4 shears were intersected at an inclination of -64°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (the A3 and A4 shears).

Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, foliation, and fracture-controlled mineralization. A total composite mineralization of 28.5 m including 1.4 m of off-scale radioactivity (>10,000 to >58,000 cps) was intersected within a 207.0 m section (650.0 to 857.0 m). In the A3 shear, 11.5 m of composite mineralization was intersected. In the A4 shear, 12.5 m of composite mineralization including 1.3 m of off-scale radioactivity was intersected. An additional 4.5 m of composite mineralization was intersected in the A5 shear including 0.1 m of off-scale radioactivity. The hole was terminated at 960.5 m.

AR-17-143c2

Hole AR-17-143c2 was a directional hole that departed pilot hole AR-17-143c1 at a depth of 204 m. This step-out hole was designed to the southwest gap 50 m up-dip of AR-17-143c1. Directional drilling was initiated at 219 m. The A4 shear was intersected at an inclination of -68°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic and relatively narrow intervals of pelitic gneiss and mylonite (the A4 shear). Anomalous radioactivity was intersected in the A4 shear in association with disseminated uranium mineralization. A total composite mineralization of 0.5 m was intersected in the A4 shear. The hole was terminated at 729.5 m.

AR-17-143c3

Hole AR-17-143c3 was a directional hole that departed pilot hole AR-17-143c2 at a depth of 221 m. This step-out hole was designed to the southwest gap 50 down dip of AR-17-143c1. Directional drilling was initiated at 231 m. The A4 shear was intersected at an inclination of -72°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic and relatively narrow intervals of pelitic gneiss and mylonite (the A4 and A5 shears). Anomalous radioactivity was intersected in the A4 and A5 shears in association with stringers, disseminated, fracture, and foliation-controlled pitchblende mineralization. A total composite mineralization of 45.0 m including 1.45 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 276.5 m section (662.0 to 938.5 m). In the A4 shear, 29.5 m of composite mineralization including 0.15 m of off-scale radioactivity was intersected. In the A5 shear, 15.5 m of composite mineralization including 1.3 m of off-scale radioactivity was intersected. The hole was terminated at 974 m.

AR-17-146c1

Hole AR-17-146c1 was a step-out hole collared from surface at an angled orientation (-70°) to the northwest (327° Azimuth). The hole was designed to test the southwest gap 50 m up-dip and northeast of AR-16-103. Directional drilling was initiated at 201 m. The A3 shear was intersected at an inclination of -62°. Basement lithologies were intersected beginning at 110.4 m which consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (A3 and A4 shears). Athabasca Group sandstones were not intersected. Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, foliation, and fracture-controlled pitchblende mineralization. A total composite mineralization of 38.5 m including 0.5 m of off-scale radioactivity (>10,000 to 45,000 cps) was intersected within a 166.5 m section (630.5 to 797.0 m). In the A3 shear, 36.0 m of composite mineralization including 0.4 m of off-scale radioactivity was intersected. In the A4 shear, 1.0 m of composite mineralization including 0.1 m of off-scale radioactivity was intersected. An additional 1.5 m of composite mineralization was intersected in the A2 shear. The hole was terminated at 910.5 m.

AR-17-146c2

Hole AR-17-146c2 was a directional hole that departed pilot hole AR-17-146c1 at a depth of 331 m. This step-out hole was designed to test the southwest gap 50 m down-dip and northeast of AR-16-103. Directional drilling was initiated at 348 m. The A3 and A4 shears were both intersected at inclinations of -66°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss and relatively narrow intervals of pelitic gneiss and mylonite (the A3 and A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with disseminated, fracture, and foliation-controlled pitchblende mineralization. A total composite mineralization of 36.0 m including 2.55 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 121 m section (661.5 to 782.5 m). In the A3 shear, 28.0 m of composite mineralization including 2.5 m of off-scale radioactivity was intersected. In the A4 shear, 8.0 m of composite mineralization including 0.05 of off-scale radioactivity was intersected. The hole was terminated at 907.0 m.

AR-17-146c3

Hole AR-17-146c3 was a directional hole that departed hole AR-17-146c2 at a depth of 481 m. This step-out hole was designed to test the southwest gap 90 m down-dip and northeast of AR-16-103. Directional drilling was initiated at 496 m. The A3 and A4 shears were both intersected at inclinations of -69°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 through the A4 shears in association with disseminated, fracture, and foliation-controlled pitchblende mineralization. A total composite mineralization of 55.0 m including 0.45 m of off-scale radioactivity (>10,000 to 15,000 cps) was intersected within a 287.5 m section (677.0 to 964.5 m). In the A2 shear, 3.5 m of composite mineralization was intersected. In the A3 shear, 44.0 m of composite mineralization including 0.45 m of off-scale radioactivity was intersected. In the A4 shear, 7.5 m of composite mineralization was intersected. The hole was terminated at 993.5 m.

AR-17-147c1

Hole AR-17-147c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (327° azimuth). This infill hole was designed to test the A3 shear 30 m down-dip and northeast of AR-17-121c1. Directional drilling was initiated at 201 m. The A3 shear was intersected at an inclination of -65°. Strongly bleached Athabasca Group sandstone was intersected from 123.1 m to the unconformity at 133.9 m. Basement lithologies consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (A3 and A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, fracture-controlled, foliation-controlled, and semi-massive pitchblende mineralization. A total composite mineralization of 46.0 m including 5.1 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 153.0 m section (454.0 to 607.0 m). In the A3 shear, 41.0 m of composite mineralization was intersected including 4.3 m of off-scale radioactivity. In the A4 shear, 5.0 m of composite mineralization including 0.8 m of off-scale radioactivity was intersected. The hole was terminated at 621.5 m.

AR-17-147c2

Hole AR-17-147c2 was a directional hole that departed pilot hole AR-17-147c1 at a depth of 432 m. This infill hole was designed to test the A3 shear 25 m below AR-17-147c1. Directional drilling was initiated at 441 m. The A3 shear was intersected at an inclination of -69°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss and relatively narrow intervals of pelitic gneiss and mylonite (A3 and A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, fracture-controlled, and semi-massive pitchblende mineralization. A total composite mineralization of 26.5 m including 4.8 m of off-scale radioactivity (>10,000 to 58,000 cps) was intersected within a 176 m section (454.5 to 630.5 m). In the A3 shear, 25.0 m of composite mineralization including 4.6 m of off-scale radioactivity was intersected. In the A4 shear, 1.5 m of composite mineralization including 0.2 m of off-scale radioactivity was intersected. The hole was terminated at 660.5 m.

AR-17-147c3

Hole AR-17-147c3 was a directional hole that departed pilot hole AR-17-147c2 at a depth of 448 m. This infill hole was designed to test the A3 shear 25 m below AR-17-147c2. Directional drilling was initiated at 458 m. The A3 shear was intersected at an inclination of -73°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss and relatively narrow intervals of pelitic gneiss and mylonite (A3 and A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, fracture-controlled, foliation-controlled, and semi-massive pitchblende mineralization. A total composite mineralization of 86.5 m including 17.45 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 202 m section (454.5 to 656.5 m). In the A3 shear, 79.5 m of composite mineralization including 17.35 m of off-scale radioactivity was intersected. In the A4 shear, 7.0 m of composite mineralization including 0.1 m of off-scale radioactivity was intersected. The hole was terminated at 682.5 m.

AR-17-147c4

Hole AR-17-147c4 was a directional hole that departed pilot hole AR-17-147c1 at a depth of 210 m. This infill hole was designed to test the A3 shear 25 m below AR-17-147c3. Directional drilling was initiated at 222 m. The A3 shear was intersected at an inclination of -72°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss and relatively narrow intervals of pelitic gneiss and mylonite (the A2 through A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 through A4 shears in association with stringers, disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 90.5 m including 5.7 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 330.5 m section (522.5 to 853.0 m). In the A2 shear, 16.0 m of composite mineralization including 0.15 m of off-scale radioactivity was intersected. In the A3 shear, 67.5 m of composite mineralization including 5.45 m of off-scale radioactivity was intersected. In the A4 shear, 7.0 m of composite mineralization including 0.1 m of off-scale radioactivity was intersected. The hole was terminated at 870.5 m.

AR-17-148c1

Hole AR-17-148c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (327° azimuth). This step-out hole was designed to the southwest gap 50 m below AR-16-103. Directional drilling was initiated at 300 m. The A3 shear was intersected at an inclination of -69°.

Basement lithologies were intersected beginning at 108.0 m which dominantly consist of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 through A4 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 through A4 shears in association with disseminated, foliation-controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 50.5 m including 2.0 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 486.5 m section (505.0 to 991.5 m). In the A2 shear, 7.0 m of composite mineralization was intersected. In the A3 shear, 15.0 m of composite mineralization including 1.0 m of off-scale radioactivity was intersected. In the A4 shear, 28.0 m of composite mineralization was intersected including 1.0 m of off-scale radioactivity. An additional 0.5 m of composite mineralization was intersected in the A5 shear. The hole was terminated at a depth of 1054.0 m.

AR-17-148c2

Hole AR-17-148c2 was a directional hole that departed pilot hole AR-17-148c1 at a depth of 628 m. This step-out hole was designed to the southwest gap 100 m down-dip of AR-16-103. Directional drilling was initiated at 642 m. The A3 shear was intersected at an inclination of -76°.Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (A3 and A4 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A3 and A4 shears in association with disseminated, and fracture-controlled pitchblende mineralization. A total composite mineralization of 51.5 m including 0.2 m of off-scale radioactivity (>10,000 to 15,000 cps) was intersected within a 260 m section (693.5 to 953.5 m). In the A3 shear, 10.5 m of composite mineralization was intersected. In the A4 shear, 41.0 m of composite mineralization including 0.2 m of off-scale radioactivity was intersected. The hole was terminated at a depth of 1044.5 m.

AR-17-149c1

Hole AR-17-149c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (345° Azimuth). It was a step-out hole designed to test the northeast gap 110 m down-dip and northeast of AR-17-116c2. Directional drilling was initiated at 201 m. The A3 shear was intersected at an inclination of -68°.The hole intersected bleached Athabasca Group sandstones between 122.0 m and the unconformity at 134.9 m. Basement lithologies dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 and A3 shears in association with stringers, disseminated, foliation-controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 33.5 m including 0.95 m of off-scale radioactivity (>10,000 to 48,000 cps) was intersected within a 255 m section (618.5 to 873.5 m). In the A2 shear, 9.0 m of composite mineralization was intersected. In the A3 shear, 24.5 m of composite mineralization including 0.95 m of off-scale radioactivity was intersected. The hole was terminated at a depth of 1014.5 m.

AR-17-149c2

Hole AR-17-149c2 was a directional hole that departed pilot hole AR-17-149c1 at a depth of 540 m. This step-out hole was designed to test the northeast gap 50 m above AR-17-149c1. Directional drilling was initiated at 552 m. The A2 shear was intersected at an inclination of -64°. Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 through A3 shears). The hole successfully intersected anomalous radioactivity in the A2 and A3 shears in association with stringers, disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 20.5 m including 0.6 m of off-scale radioactivity (>10,000 to 52,000 cps) was intersected within a 142 m section (623.0 to 765.0 m). In the A2 shear, 5.5 m of composite mineralization including 0.2 m of off-scale radioactivity was intersected. In the A3 shear, 15.0 m of composite mineralization including 0.4 m of off-scale radioactivity was intersected. The hole was terminated at a depth of 897.5 m.

AR-17-154c1

Hole AR-17-154c1 was a directional hole collared from the surface at an angled orientation (-70°) to the northwest (327° Azimuth). It was a step-out hole designed to test the northeast gap 20 m up-dip and northeast of AR-17-133c2. Directional drilling was initiated at 205 m. The A2 shear was intersected at an inclination of -65°. The hole intersected bleached Athabasca Group sandstones between 108.9 m and the unconformity at 120.6 m. Basement lithologies dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 and A3 shears). The hole successfully intersected anomalous to strongly anomalous radioactivity in the A2 through the A4 shears in association with stringers, disseminated, foliation-controlled, and fracture-controlled pitchblende mineralization. A total composite mineralization of 32.5 m including 1.8 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 318.5 m section (419.0 to 737.5 m). In the A2 shear, 21.0 m of composite mineralization including 1.8 m of off-scale radioactivity was intersected. In the A3 shear, 11.0 m of composite mineralization was intersected. Additionally, 0.5 m of composite mineralization was intersected in the A4 shear. The hole was terminated at a depth of 854.0 m.

AR-17-154c2

Hole AR-17-154c2 was a directional hole that departed pilot hole AR-17-154c1 at a depth of 228 m. This step-out hole was designed to test the northeast gap 80 m up-dip and northeast of AR-17-149c1 m. Directional drilling was initiated at 244 m. The A2 shear was intersected at an inclination of -68°. Basement lithologies were intersected from the top of the hole and dominantly consisted of semi-pelitic gneiss with relatively narrow intervals of graphitic pelitic gneiss and mylonite (the A2 through A3 shears). The hole successfully intersected anomalous radioactivity in the A2 and A3 shears in association with stringers, disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 1.5 m was intersected within a 126 m section (612.0 to 738.0 m). In the A2 shear, 0.5 m of composite mineralization was intersected. In the A3 shear, 1.0 m of composite was intersected. The hole was terminated at a depth of 849.5 m.

AR-17-155c1

Hole AR-17-155c1 was a directional hole collared from surface at an angled orientation (-70°) to the northwest (327° azimuth). This infill hole was designed to test the A3 shear 22 m up-dip from AR-17-118c1. Directional drilling was initiated at 202 m. The A3 shear was intersected at an inclination of -69°. Strongly bleached Athabasca Group sandstone was intersected from 120.7 m to the unconformity at 128.7 m. Basement lithologies consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (A2 through the A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A2 through A4 shears in association with stringers, disseminated, fracture-controlled, and foliation-controlled pitchblende mineralization. A total composite mineralization of 63.5 m including 0.85 m of off-scale radioactivity (>10,000 to 25,000 cps) was intersected within a 312.0 m section (422.5 to 734.5 m). In the A2 shear, 17.5 m of composite mineralization was intersected. In the A3 shear, 38.0 m of composite mineralization was intersected including 0.55 m of off-scale radioactivity. In the A4 shear, 8.0 m of composite mineralization including 0.3 m of off-scale radioactivity was intersected. The hole was terminated at 828.5 m.

AR-17-155c2

Hole AR-17-155c2 was a directional hole that departed pilot hole AR-17-155c1 at a depth of 202 m. This infill hole was designed to test the A3 shear 34 m up-dip of AR-15-057c5. Directional drilling was initiated at 202 m. The A3 shear was intersected at an inclination of -67°. Basement lithologies were intersected beginning at the top of the hole and consisted largely of semi-pelitic gneiss and relatively narrow intervals of pelitic gneiss and mylonite (A3 and A4 shears). Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, fracture-controlled, foliation-controlled and worm rock pitchblende mineralization. A total composite mineralization of 55.5 m including 5.7 m of off-scale radioactivity (>10,000 to >61,000 cps) was intersected within a 128 m section (458.5 to 586.5 m). In the A3 shear, 41.0 m of composite mineralization including 5.15 m of off-scale radioactivity was intersected. In the A4 shear, 14.5 m of composite mineralization including 0.55 m of off-scale radioactivity was intersected. The hole was terminated at 600.5 m.

AR-17-156c1

Hole AR-17-156c1 was a step-out hole collared from surface at an angled orientation (-70°) to the northwest (327° Azimuth). The hole was designed to test the southwest gap 45 m southwest of AR-16-103. Directional drilling was initiated at 157 m. The A3 shear was intersected at an inclination of -63°. Basement lithologies were intersected beginning at 103.5 m which consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite (A3 and A4 shears). Athabasca Group sandstones were not intersected. Anomalous to strongly anomalous radioactivity was intersected in the A3 and A4 shears in association with stringers, disseminated, foliation, and fracture-controlled pitchblende mineralization. A total composite mineralization of 38.0 m including 3.0 m of off-scale radioactivity (>10,000 to 30,500 cps) was intersected within an 86.5 m section (657.5 to 744.0 m). In the A3 shear, 33.5 m of composite mineralization including 2.8 m of off-scale radioactivity was intersected. In the A4 shear, 4.5 m of composite mineralization including 0.2 m of off-scale radioactivity was intersected. The hole was terminated at a depth of 858.5 m.

GAR-17-001

GAR-17-001 was the first hole drilled in the geotechnical segment of the Pre-Feasibility Study. The hole was collared from surface at an angled orientation (-70°) to the northwest (327° azimuth). The purpose of the hole was to provide data on the geotechnical and hydrogeological characteristics of the Arrow Deposit host rocks and overburden. Strongly bleached Athabasca Group sandstone was intersected from 104.2 m to the unconformity at 115.0 m. Basement lithologies consisted largely of semi-pelitic gneiss to granofel and relatively narrow intervals of pelitic gneiss and mylonite associated with the A1 shear zone. Anomalous to strongly anomalous radioactivity was intersected in the A1 shear in association with stringers, disseminated, and fracture-controlled pitchblende mineralization. A second zone of strongly anomalous radioactivity anchored by a narrow vein of semi-massive pitchblende mineralization was intersected in a new area northwest of the A1 shear. A total composite mineralization of 34.5 m including 0.9 m of off-scale radioactivity (>10,000 to 54,000 cps) was intersected within a 265.5 m section (272.0 m to 537.5 m). In the A1 shear, 28.0 m of composite mineralization was intersected. In the new zone northwest of the A1 shear, 6.5 m of composite mineralization was intersected including 0.9 m of off-scale radioactivity. The hole was terminated at a depth of 597.1 m.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols. For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com. All intersections are downhole, true thicknesses are yet to be determined.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the completion of the technical report in support of the PEA. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/October2017/02/c8894.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 06:30e 02-OCT-17